Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

June 11, 2014

Steve Lo
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Tap Resources, Inc. Form 8-K filed May 28, 2014 File No. 000-53400

Dear Mr. Lo:

We respectfully hereby submit the information in this letter, on behalf of our client, Tap Resources Inc., a Nevada corporation (the “Company”) in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 11, 2014.

Attached hereto, please find the letter from the Company requested by the Staff.

Please contact the undersigned with any questions or comments.

Very truly yours,

By:	/s/ Thomas E. Puzzo
Thomas E. Puzzo

Attachment

Freonstraat 29
Parimaribo
Republic of Suriname
Tel: +597 883-6954

June 11, 2014

Steve Lo
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Tap Resources, Inc. Form 8-K filed May 28, 2014 File No. 000-53400

Dear Mr. Lo:

Tap Resources, Inc., a Nevada corporation (the “Company”), hereby acknowledges that, in connection with its filing on Form 8-K, filed May 28, 2014, as amended, that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TAP RESOURCES, INC.

By:	/s/ Andrew Aird
Andrew Aird